UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )

Stellantis N.V.
(Name of Issuer)

Common Shares, nominal value of €0.01 each
(Title of Class of Securities)

N82405106
(CUSIP Number)

Thierry Mabille de Poncheville
Deputy Chief Executive Officer
Établissements Peugeot Frères S.A.
66, avenue Charles de Gaulle
92200 Neuilly-sur-Seine, France
+33 6 07 48 38 77

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Adam O. Emmerich
John L. Robinson
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

January 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N82405106

1	NAMES OF REPORTING PERSONS
Établissements Peugeot Frères S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
224,228,121 (1)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
224,228,121 (1)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,228,121 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC and CO

(1)          The amount reported includes 224,228,121 common shares, nominal value of €0.01 each (the “Common Shares”), of Stellantis N.V. (“Stellantis” or the “Issuer”) directly held by Maillot I S.A.S. (“Maillot”) and beneficially owned by Établissements Peugeot Frères S.A. (“EPF”), with respect to which EPF may be deemed to have sole dispositive power and voting power.

(2)          Based on a total of 3,119,934,695 Common Shares of Stellantis issued and outstanding as of January 27, 2021, as reported by Stellantis on its publicly available website.

CUSIP No. N82405106

1	NAMES OF REPORTING PERSONS
FFP S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
224,228,121 (1)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
224,228,121 (1)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,228,121 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          The amount reported represents 224,228,121 Common Shares of Stellantis directly held by Maillot and beneficially owned by FFP S.A. (“FFP”), with respect to which FFP may be deemed to have sole dispositive power and voting power.

(2)          Based on a total of 3,119,934,695 Common Shares of Stellantis issued and outstanding as of January 27, 2021, as reported by Stellantis on its publicly available website.

CUSIP No. N82405106

1	NAMES OF REPORTING PERSONS
Maillot I S.A.S.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
224,228,121 (1)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
224,228,121 (1)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,228,121 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          The amount reported represents 224,228,121 Common Shares of Stellantis directly held by Maillot, with respect to which Maillot has sole dispositive power and voting power.

(2)          Based on a total of 3,119,934,695 Common Shares of Stellantis issued and outstanding as of January 27, 2021, as reported by Stellantis on its publicly available website.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, nominal value of €0.01 each (the “Common Shares”), of Stellantis N.V. (“Stellantis” or the “Issuer”).  The principal executive offices of the Issuer are located at Singaporestraat 92-100, 1175 RA Lijnden, the Netherlands.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed by Établissements Peugeot Frères S.A. (“EPF”), FFP S.A. (“FFP”) and Maillot I S.A.S. (“Maillot” and, together with EPF and FFP, the “Reporting Persons”).

The address of the principal business office of each of the Reporting Persons is 66, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, France.

EPF is a société anonyme incorporated under the laws of France and registered with Nanterre’s trade and company register under number 875 750 317.  EPF’s primary business is as a holding company.  As of the date of this Schedule 13D, EPF’s portfolio includes a controlling interest in FFP’s share capital and a 23.5% direct interest in Maillot’s share capital.

FFP is a société anonyme incorporated under the laws of France and registered with Nanterre’s trade and company register under number 562 075 390.  FFP is an investment company listed on Euronext Paris and majority-owned by EPF.  FFP has a diversified investment portfolio composed primarily of direct minority holdings, investments in private equity funds, co-investments and real estate investments.  Prior to the completion of the Merger (as defined in Item 3), EPF and FFP had a long history as leading shareholders of Peugeot S.A. (“PSA”).

Maillot is a société par actions simplifiée organized under the laws of France and registered with Nanterre’s trade and company register under number 528 818 073.  Maillot is 76.5%-owned by FFP and 23.5%-owned by EPF.  Its primary business is as a holding company.  As of the date of this Schedule 13D, Maillot’s portfolio includes a 7.2% interest in Stellantis’s share capital.

Information required by Instruction C to Schedule 13D with respect to each executive officer and director of the Reporting Persons is set forth on Annex A (collectively, the “Covered Persons”), attached and incorporated by reference.

The Reporting Persons have not and, to the best knowledge of the Reporting Persons, none of the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons have not and, to the best knowledge of the Reporting Persons, none of the Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 6 of this Schedule 13D is incorporated by reference.

On December 17, 2019, Fiat Chrysler Automobiles N.V. (“FCA”) and PSA entered into a combination agreement (the “Original Combination Agreement”) providing for the combination of FCA and PSA through a cross-border merger (the “Merger”), with FCA as the surviving company in the Merger.  On September 14, 2020, the parties entered into an amendment to the Original Combination Agreement (the “Combination Agreement Amendment” and, together with the Original Combination Agreement, the “Combination Agreement”), amending certain terms of the Merger.  The Combination Agreement provided that, at the effective time of the Merger, PSA shareholders would receive 1.742 common shares of FCA for each ordinary share of PSA that they held immediately prior to the closing of the Merger.  The parties to the Combination Agreement further agreed that on the day immediately following the closing of the Merger, FCA would be renamed “Stellantis N.V.”

Prior to the completion of the Merger, EPF and FFP had a long history as significant shareholders of PSA.  On September 16, 2020, EPF and FFP contributed all of their ordinary shares of PSA, or 110,622,220 shares, to Maillot, their wholly owned subsidiary.  In December 2020, the Reporting Persons exercised their right to acquire an additional 18,096,564 ordinary shares of PSA for a total amount of €228 million in connection with the early settlement of an equity swap agreement entered into with an investment services on March 6, 2020.  As a result of these transactions, immediately prior to the completion of the Merger, Maillot held directly 128,718,784 ordinary shares of PSA.

The Merger was consummated on January 16, 2021 and, in accordance with the terms of the Combination Agreement, at the effective time of the Merger, each share of PSA held by Maillot immediately prior to the Merger was converted into 1.742 common shares of FCA.  On January 17, 2021, FCA was renamed “Stellantis N.V.”  As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns 224,228,121 Common Shares of Stellantis.

ITEM 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference.

The Reporting Persons acquired beneficial ownership of the Common Shares of Stellantis at the effective time of the Merger.

The Reporting Persons will continuously evaluate the Issuer’s business and prospects and all other factors deemed relevant in determining whether the Reporting Persons or their affiliates will acquire additional Common Shares or whether the Reporting Persons will dispose of Common Shares, in each case in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, and may propose various strategic transactions or changes to the Issuer’s strategic plan in response to general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, any of which, if effected, could result in the occurrence of any of the matters identified in Items 4(a)–(j) of Schedule 13D.  As part of their ongoing evaluation of this investment, the Reporting Persons may at any time consider such matters and, subject to applicable federal and state laws, formulate a plan with respect to such matters.  From time to time, the Reporting Persons may hold discussions with management, other members of the Stellantis Board, other shareholders of the Issuer or other third parties regarding such matters.

In connection with the entry by FCA and PSA into the Combination Agreement Amendment, FCA and PSA have agreed that promptly following the closing of the Merger, Stellantis will distribute to its shareholders through dividend or other form of distribution (including through a reduction of share capital of Stellantis) (a) its remaining ordinary shares of Faurecia S.E. (“Faurecia”), representing approximately 39% of the share capital of Faurecia, and (b) cash equal to approximately €308 million corresponding to the proceeds of the sale by PSA of 9,663,000 ordinary shares of Faurecia on October 29, 2020 (collectively, the “Faurecia Distribution”).  The consummation of the Faurecia Distribution is subject to corporate approvals, including approval by the Stellantis Board and Stellantis shareholders.  If approved, Maillot, in its capacity as direct shareholder of Stellantis, would be entitled to receive its pro rata share of the Faurecia Distribution and would be subject to the lock-up restrictions described in Item 6.

In addition, as described in greater detail in Item 6 and subject to the exceptions and limitations set forth therein, in connection with the Merger, the Reporting Persons were granted certain governance rights in Stellantis, including the right to nominate one (1) director to the initial Stellantis Board and to future terms of office of the Stellantis Board so long as the Reporting Persons meet certain conditions specified in the Stellantis Articles of Association (as defined in Item 6), and the right to nominate an Additional Director (as defined in Item 6) to the Stellantis Board under certain circumstances.  As of the date of this Schedule 13D, Robert Peugeot, the director nominee of the Reporting Persons, serves as Vice Chairman of the Stellantis Board.  The Reporting Persons may exercise their governance rights in accordance with the terms of the Combination Agreement and the Stellantis Articles of Association.

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Stellantis Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Stellantis Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

Percentage interest calculations for each of the Reporting Persons are based on a total of 3,119,934,695 Common Shares issued and outstanding as of January 27, 2021, as reported by the Issuer on its publicly available website at www.stellantis.com.  Because the Merger was consummated on January 16, 2020, as of the date of this Schedule 13D, the aggregate number of Common Shares issued and outstanding is not available in a recent filing by the Issuer with the U.S. Securities and Exchange Commission (the “Commission”).  The percentage interest calculations for each of the Reporting Persons is also consistent with the pro forma ownership set forth in the prospectus filed by the Issuer with the Commission pursuant to Rule 424(b)(3) on November 23, 2020 (Registration No. 333-240094).

The aggregate number of Common Shares that Maillot holds directly is 224,228,121 Common Shares, which constitutes 7.2% of the Common Shares issued and outstanding as of January 27, 2021.

EPF, in its capacity as controlling shareholder of Maillot (through its combined direct interest in Maillot and its interest in FFP, a majority owner of Maillot), has the ability to direct the management of Maillot’s business, including the power to direct the decisions of Maillot regarding the vote and disposition of securities held by Maillot.  Therefore, EPF may be deemed to have indirect beneficial ownership of the Common Shares held by Maillot pursuant to Rule 13d-3 under the Act.

FFP, in its capacity as controlling shareholder of Maillot, has the ability to direct the management of Maillot’s business, including the power to direct the decisions of Maillot regarding the vote and disposition of securities held by Maillot.  Therefore, FFP may be deemed to have indirect beneficial ownership of the Common Shares held by Maillot pursuant to Rule 13d-3 under the Act.

With respect to the Common Shares reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

In addition, as of the date hereof, certain of the Covered Persons beneficially own the number and percentage of Common Shares set forth on Annex B attached and incorporated by reference.

Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the Reporting Persons or any Covered Person during the 60 days prior to the date of this Schedule 13D.

To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 2, 3, 4 and 5 are incorporated by reference.

Stellantis Articles of Association

Initial Stellantis Board Composition

Pursuant to the Combination Agreement, on the day immediately following the consummation of the Merger, Stellantis adopted new articles of association (the “Stellantis Articles of Association”) and board regulations, providing for certain arrangements relating to the governance of Stellantis.

Pursuant to the Stellantis Articles of Association, the Stellantis Board will consist of three (3) or more directors, comprising both directors having responsibility for the day-to-day management of Stellantis (executive directors) and directors not having such day-to-day responsibility (non-executive directors), in each case subject to the allocation of tasks among executive directors and non-executive directors in accordance with Stellantis Board regulations.  The Stellantis Board as a whole will be responsible for the strategy of Stellantis.  The majority of the directors will be non-executive directors.  The members of the Stellantis Board are appointed by Stellantis general meeting, taking into account the binding nomination rights described below.

The Stellantis Articles of Association further provide that as of the day immediately following the closing of the Merger, the Stellantis Board will initially be composed of the following 11 members:

•	the Chief Executive Officer of Stellantis;

•	two (2) independent directors nominated by FCA;

•	two (2) independent directors nominated by PSA;

•	two (2) directors nominated by Exor N.V. (“Exor”);

•	one (1) director nominated by Bpifrance Participations S.A. (“BPI”) (or the Reporting Persons, as further described below);

•	one (1) director nominated by the Reporting Persons; and

•
two (2) employee representatives: one such employee representative nominated through a process involving one or more bodies representing FCA employees prior to the closing of the Merger and one such employee representative nominated by a body representing PSA employees prior to the closing of the Merger.

In accordance with the terms of the Stellantis Articles of Association, as of January 17, 2021, Robert Peugeot sits on the Stellantis Board as the Reporting Persons’ director nominee.

Nomination Rights

In addition to the Reporting Persons’ right to nominate a director to the initial Stellantis Board, the Stellantis Articles of Association provide that the right of the Reporting Persons to nominate one (1) director to the Stellantis Board will continue to apply to future terms of office of the Stellantis Board, provided that:

•
if the number of Common Shares held by BPI (and/or any of its affiliates) or the Reporting Persons (and/or any of their affiliates) falls below the number of shares corresponding to 5% of the issued and outstanding Common Shares, such shareholder will no longer be entitled to nominate a director (in which case, any director nominated by BPI or the Reporting Persons, as the case may be, will be required to resign as promptly as reasonably practicable (and in any case, within ten (10) days of the relevant threshold no longer being met)); and

•
if, at any time within the six (6) years following the closing of the Merger or on the sixth (6th) anniversary of the closing of the Merger, both (a) the number of Common Shares held by the Reporting Persons (and/or their affiliates) increases to a number of shares corresponding to 8% or more of the issued and outstanding Common Shares and (b) the number of Common Shares held by BPI (and/or its affiliates) falls below the number of shares corresponding to 5% of the issued and outstanding Common Shares, then the Reporting Persons will be entitled to nominate a second director to the Stellantis Board in replacement of the BPI nominee (the “Additional Director”).

As an exception to the foregoing paragraph, if at any time within the six (6) years following the closing of the Merger:

•
the number of Common Shares held by BPI and its affiliates, on the one hand, or the Reporting Persons and their affiliates, on the other hand, represents between 4% and 5% of the issued and outstanding Common Shares (the “Threshold Stake”);

•	either BPI, on the one hand, or the Reporting Persons, on the other hand, have not otherwise lost their right to nominate a director in accordance with the preceding paragraph; and

•	the number of Common Shares held by BPI, the Reporting Persons and their respective affiliates represents, in aggregate, 8% or more of the issued and outstanding Common Shares,

the nominating shareholder which holds the Threshold Stake will maintain its right to nominate a director to the Stellantis Board until the sixth (6th) anniversary of the closing of the Merger (it being understood that while BPI is entitled to nominate a director pursuant to this exception, the Reporting Persons will not be entitled to nominate the Additional Director).

Pursuant to the Stellantis Articles of Association, the nomination right of the Reporting Persons lapses upon a Change of Control (as defined in the Stellantis Articles of Association) of the Reporting Persons.  Additionally, the general meeting of Stellantis may at all times overrule a binding nomination for the appointment of a director by a two-thirds majority of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital of Stellantis.

Any event or series of events (including any issue of new shares) other than a transfer (including transfer under universal title) of Common Shares will be disregarded for the purpose of determining whether the applicable nominating shareholder reaches the relevant threshold(s).

Initial Management of Stellantis

The Combination Agreement provides that from the day immediately following the closing of the Merger, the director nominated by the Reporting Persons will serve as Vice Chairman of the Stellantis Board.  In accordance therewith, as of January 17, 2021, Robert Peugeot, the director nominee of the Reporting Persons, serves as the Vice Chairman of the Stellantis Board.  The initial term of office of Robert Peugeot, the Chairman of the Stellantis Board, the Stellantis Chief Executive Officer and the Senior Independent Director of the Stellantis Board will be five (5) years beginning on January 17, 2021.  The initial term of office for each of the other directors will be four (4) years.  Following the initial term, the members of the Stellantis Board will be elected for successive two (2)-year terms.

Undertaking Letter

In connection with the Combination Agreement, EPF and FFP, in their capacity as direct or indirect shareholders of PSA, entered into a letter agreement with PSA (the “Undertaking Letter”) on December 17, 2019, pursuant to which EPF and FFP made certain commitments with respect to the Merger and the future governance of Stellantis.  Upon the transfer by EPF and FFP of their ordinary shares in PSA to Maillot on September 16, 2020, Maillot acceded to EPF and FFP’s rights and obligations under the Undertaking Letter.  In addition, as a result of the consummation of the Merger on January 16, 2021, PSA’s rights and obligations under the Undertaking Letter transferred to Stellantis by operation of law.

Support of the Merger

The Reporting Persons have undertaken pursuant to the Undertaking Letter to:

•
appear in person or by proxy at each and every meeting of the shareholders of PSA at which any of the transactions contemplated by the Combination Agreement is proposed for approval and causing all shares owned or controlled by them or as to which they have the power to vote to be counted as present in accordance with any procedures applicable to such meeting whether for purposes of determining the presence of a quorum or otherwise;

•
vote (or cause to be voted) all shares owned or controlled by them or as to which they have the power to vote in favor of any decision in furtherance of the approval of the transactions contemplated by the Combination Agreement that is submitted to the shareholders;

•
vote (or cause to be voted) against (a) any other transaction, proposal, agreement or action made in opposition to or which is inconsistent with the transactions contemplated by the Combination Agreement, including any alternative acquisition proposal that is submitted to the shareholders, and (b) any other action, agreement or transaction that is intended to, that would be reasonably expected to, or the effect of which would be reasonably expected to, impede, delay, discourage or adversely affect the transactions contemplated by the Combination Agreement or the performance by the Reporting Persons of their obligations under the Undertaking Letter;

•
vote in favor of the adoption of any relevant governance document (e.g., articles of association and board internal rules) of Stellantis and any decision submitted to the governance bodies or shareholders of PSA which, in each case, implement the governance set forth in the Combination Agreement; and

•
in case of a vacancy of an independent director nominated by either FCA or PSA prior to the end of his/her initial four (4)-year term (the “Former Director”), vote or cause to be voted all shares owned or controlled by them or as to which they have the power, to appoint as director of Stellantis (a) the alternate selected by the company that had selected the Former Director, or (b) if no such alternate is able to fill the position, the candidate nominated by the remaining director initially chosen pursuant to the Combination Agreement by the company that had nominated the Former Director and the director(s) nominated by the former shareholders (prior to the closing of the Merger) of the company that initially nominated the Former Director.

In addition, if as a result of any transfer of the Common Shares, the Reporting Persons are no longer entitled to nominate one member of the Stellantis Board as set forth in the Combination Agreement, the Reporting Persons have undertaken to cause such relevant member of the Stellantis Board to immediately resign from his/her position as a member of the Stellantis Board.

Standstill

Pursuant to the Undertaking Letter, the Reporting Persons will be restricted from buying shares to increase their interest in Stellantis for a period ending seven (7) years following the effective time of the Merger, except that the Reporting Persons may increase their shareholdings in Stellantis by up to a maximum of 2.5% of the Stellantis share capital by acquiring shares from BPI and/or Dongfeng Motor Group Co. Ltd. (“Dongfeng”) (or their relevant affiliated entities) and/or on the market (such additional shares, the “Acquired Shares”), provided that market acquisitions may not represent more than 1% of the Common Shares plus, if applicable, the percentage of Common Shares sold by BPI to any buyers other than the Reporting Persons or any of their affiliates.

After the closing of the Merger, the Reporting Persons may be released from their standstill obligation with respect to Common Shares with the consent of the Stellantis Board, provided that, such consent will not be adopted without the favorable vote of each of the directors nominated by BPI, Dongfeng and Exor that remain bound by their undertakings pursuant to their respective letter agreements with PSA and/or FCA, as applicable.

After the closing of the Merger, Stellantis has agreed to release the Reporting Persons from their standstill obligation if (a) the Stellantis Board recommends a transaction in which a person or group would acquire 50% or more of Common Shares (including a merger of Stellantis with or into another entity, unless the shareholders of Stellantis immediately prior to the merger are entitled to receive more than the majority of the ordinary share capital and voting rights in the surviving entity of the merger), or (b) a person or group not acting in concert with the Reporting Persons formally files an offer to acquire 50% or more of the outstanding Common Shares by means of a tender or exchange offer.

Lock-up

Pursuant to the Undertaking Letter, from the date of the Combination Agreement until three (3) years after the closing of the Merger, the Reporting Persons and their affiliates will be subject to a lock-up in respect of their shareholdings in Stellantis.  The lock-up obligation is subject to certain limited exceptions, including an exception allowing the Reporting Persons to pledge all or part of the Acquired Shares and any transfer of ownership of the Acquired Shares resulting from the enforcement of the pledge, and an exception allowing the Reporting Persons to transfer their shareholdings to any of their affiliated entities, provided that the transferee agrees to be bound by the same obligations imposed by the Undertaking Letter.

After the closing of the Merger, Stellantis agrees to release the Reporting Persons from their lock-up obligation in the event the Stellantis Board recommends a transaction in which a person or group would acquire 50% or more of the Common Shares (including a merger of Stellantis with or into another entity, unless the shareholders of Stellantis immediately prior to the merger are entitled to receive more than the majority of the share capital and voting rights in the surviving entity of the merger).

Faurecia Letter

In connection with the Faurecia Distribution described in Item 4, EPF and FFP, in their capacity as direct or indirect shareholders of PSA, entered into a letter agreement with PSA (the “Faurecia Letter”), dated as of September 14, 2020.  Upon the transfer by EPF and FFP of their ordinary shares in PSA to Maillot on September 16, 2020, Maillot acceded to EPF and FFP’s rights and obligations under the Faurecia Letter.  Pursuant to the Faurecia Letter, from September 14, 2020 until the date that is 180 days after the completion of the Faurecia Distribution, the Reporting Persons and their affiliates will be subject to a lock-up in respect of their shareholdings in Faurecia, including any shares of Faurecia received by the Reporting Persons as a result of the Faurecia Distribution.  Such restriction will not apply to any transfer by the Reporting Persons of ordinary shares of Faurecia to BPI (as defined in Item 6), Dongfeng (as defined in Item 6) or Exor (as defined in Item 6), or pursuant to any tender offer for the shares of Faurecia or any merger of Faurecia with any other entity or similar transaction.

Incorporation by Reference; Joint Filing Agreement

The foregoing descriptions of the Combination Agreement, the Combination Agreement Amendment, the Stellantis Articles of Association, the Undertaking Letter and the Faurecia Letter do not purport to be complete and are qualified in their entirety by reference to the Combination Agreement, the Combination Agreement Amendment, the Stellantis Articles of Association, the Undertaking Letter and the Faurecia Letter, respectively, copies of which are attached as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively, and incorporated by reference herein.

In connection with this Schedule 13D, the Reporting Persons have entered into a Joint Filing Agreement, which is attached as Exhibit 99.1 and incorporated by reference.

ITEM 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

99.1	Joint Filing Agreement, dated as of January 27, 2021, by and among Établissements Peugeot Frères S.A., FFP S.A. and Maillot I S.A.S.

99.2
Combination Agreement, dated as of December 17, 2019, by and between Fiat Chrysler Automobiles N.V. and Peugeot S.A. (incorporated by reference to Appendix A to the prospectus contained in Amendment No. 4 to the Registration Statement on Form F-4 of Stellantis N.V. (File No. 333-240094), filed on November 18, 2020).

99.3
Combination Agreement Amendment, dated as of September 14, 2020, by and between Fiat Chrysler Automobiles N.V. and Peugeot S.A. (incorporated by reference to Appendix B to the prospectus contained in Amendment No. 4 to the Registration Statement on Form F-4 of Stellantis N.V. (File No. 333-240094), filed on November 18, 2020).

99.4
English Translation of the Articles of Association of Stellantis N.V. (incorporated by reference to Appendix F to the prospectus contained in Amendment No. 4 to the Registration Statement on Form F-4 of Stellantis N.V. (File No. 333-240094), filed on November 18, 2020).

99.5
Undertaking Letter, dated as of December 17, 2019, by and among Établissements Peugeot Frères S.A., FFP S.A. and Peugeot S.A. (incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Registration Statement on Form F-4 of Stellantis N.V. (File No. 333-240094), filed on November 18, 2020).

99.6
Faurecia Letter, dated as of September 14, 2020, by and among Établissements Peugeot Frères S.A., FFP S.A. and Peugeot S.A. (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form F-4 of Stellantis N.V. (File No. 333-240094), filed on September 28, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2021	ÉTABLISSEMENTS PEUGEOT FRÈRES S.A.

	By:	/s/ Thierry Mabille de Poncheville
	Name:	Thierry Mabille de Poncheville
	Title:	Deputy Chief Executive Officer

Date: January 27, 2021	FFP S.A.

	By:	/s/ Bertrand Finet
	Name:	Bertrand Finet
	Title:	Chief Executive Officer

Date: January 27, 2021	MAILLOT I S.A.S.

	By:	/s/ Bertrand Finet
	Name:	Bertrand Finet
	Title:	Chief Executive Officer of FFP S.A., which is President of Maillot I S.A.S.